Novus Capital Corporation II

8556 Oakmont Lane

Indianapolis, IN 46260

February 2, 2021

VIA EDGAR

Mr. Todd Schiffman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Novus Capital Corporation II

Registration Statement on Form S-1

File No. 333-252079

Dear Mr. Schiffman:

Novus Capital Corporation II (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time, Wednesday, February 3, 2021, or as soon thereafter as practicable.

Very truly yours,

NOVUS CAPITAL CORPORATION II

By:	/s/ Vincent Donargo
Name: Vincent Donargo
Title: Chief Financial Officer